Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: KNBT Bancorp, Inc.
Commission File No.: 333-146617

PRESS RELEASE

FOR IMMEDIATE RELEASE
Catharine S. Bower, Communications Manager
610.369.6618
csbower@natpennbank.com

NATIONAL PENN BANCSHARES, INC. TO PRESENT
AT BANK DIRECTOR’S
MERGER, ACQUISITION AND GROWTH CONFERENCE

BOYERTOWN, Pa. – January 25, 2008 – National Penn Bancshares, Inc. (Nasdaq: NPBC) announced today that it will be a presenter at Bank Director magazine’s “Acquire or Be Acquired” conference in Scottsdale, Arizona from January 27 – 29, 2008.

Glenn E. Moyer, president and CEO of National Penn, will address an audience of bankers and financial executives on January 27 at 2:05 p.m. (MST). His presentation will focus on National Penn’s experience in growing the organization both organically and through acquisition.  National Penn has acquired 15 financial services companies, including eight banks, since 1999. The most recent transaction, National Penn’s acquisition of Christiana Bank & Trust Company of Delaware, closed earlier this month.

National Penn is expected to finalize its largest merger to date - with Bethlehem, Pa.-based KNBT Bancorp, Inc. - in February 2008. Following the closing of that merger, National Penn will have approximately $9 billion in assets and is expected to become the fifth largest bank holding company headquartered in Pennsylvania.

About National Penn Bancshares, Inc.:

National Penn is a financial services company with approximately $5.82 billion in assets, operating 81 offices in Pennsylvania through National Penn Bank and its FirstService Bank, HomeTowne Heritage Bank, Nittany Bank and Peoples Bank of Oxford divisions. The Peoples Bank of Oxford Division also operates one community office in Cecil County, Maryland.

National Penn also has two offices in Delaware through its wholly-owned subsidiary, Christiana Bank & Trust Company. Christiana Corporate Services, Inc., a wholly owned subsidiary of Christiana, provides commercial domicile and agency services in Delaware. Monarch Management Services LLC, wholly owned by Christiana Corporate Services, Inc., provides commercial domicile services in Delaware. Christiana Trust Company LLC, a Nevada non-depository trust company, wholly owned by Christiana, provides commercial domicile and trust services in Nevada.

National Penn's financial services affiliates consist of National Penn Investors Trust Company; National Penn Capital Advisors, Inc.; Vantage Investment Advisors, LLC; National Penn Insurance Agency, Inc.; and National Penn Leasing Company.

National Penn common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on the company's Web site at www.nationalpennbancshares.com.

This release contains forward-looking information about National Penn Bancshares, Inc. that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek," "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of announced transactions, and statements about the future performance, operations, products and services of National Penn Bancshares and its subsidiaries. National Penn Bancshares cautions readers not to place undue reliance on these statements.

National Penn Bancshares' business and operations are subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of National Penn's business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from announced transactions, and resulting difficulties in maintaining relationships with customers and employees; and challenges in establishing and maintaining operations in new markets. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in National Penn Bancshares' Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as well as in other documents filed by National Penn Bancshares after the date thereof.  National Penn Bancshares makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About the Pending National Penn/KNBT Transaction:

National Penn filed a registration statement on Form S-4 in connection with the transaction, and National Penn and KNBT Bancorp, Inc. mailed a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus because it contains important information about National Penn, KNBT and the transaction. You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn at the SEC's Web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn or KNBT, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President and CFO
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

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